1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date November 23, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Announcement

This announcement is made pursuant to the disclosure requirements under Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

This announcement of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) refers to the recent progress of the entrusted loan of RMB640 million.

In order to ensure Shandong Lianda Group Limited (“Lianda Group”) repays the principal, interest, penalty interest and the relevant expenses of the entrusted loan of RMB640 million to Yanzhou Coal, Yanzhou Coal has attached and frozen the 289 million shares of Huaxia Bank Company Limited (“Huaxia Bank”) held by Lianda Group. Shandong RunHua Group Company Limited (“RunHua Group”) has started legal proceedings in another action for the transfer of 240 million shares in Huaxia Bank held by Lianda Group Limited to it.

The Supreme People’s Court of the People’s Republic of China has acted as mediator for the above-mentioned two cases. According to its mediation proposal: RunHua Group shall offer guarantee voluntarily for the realization of the debt of Yanzhou Coal. 200 million shares out of the 289 million shares of Huaxia Bank attached by Yanzhou Coal shall be transferred to RunHua Group, for RunHua Group to finance the settlement of debt. 200 million shares and 89 million shares of Huaxia Bank held by RunHua Group and Lianda Group respectively should remain attached and frozen by Yanzhou Coal.

Yanzhou Coal received judgment from the Higher People’s Court of Shandong Province on 20 November 2007. The transfer of the 200 million shares of Huaxia Bank was implemented by the Higher People’s Court of Shandong Province, and the procedure for Yanzhou Coal to continue the attachment was completed.

Yanzhou Coal considers that the above-mentioned arrangement of RunHua Group’s provision of relevant guarantee and transfer of shares is beneficial for Yanzhou Coal’s recovery of the principal, interest, penalty interest and the relevant expenses of the entrusted loan.

This announcement is made pursuant to the disclosure requirements under Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

On the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing. The independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

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By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng City, Shandong Province, the People’s Republic of China,

22 November 2007

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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